SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2003

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

     Form 20-F    [X]          Form 40-F [  ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   [  ]       No   [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: February 20, 2003.

Grupo Elektra

www.grupoelektra.com.mx

Grupo Elektra Announces Record EBITDA of US$100 million for 4Q02, up 33% and US$299 million for the full year

•	Banco Azteca Starts Operations with a 77% Increase in Net Deposits

	•	Ongoing Strategy to Focus on Productive Assets

     Mexico City, February 20, 2003 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: Elektra*), Latin America’s leading specialty retailer, consumer finance and banking services company, reported today financial results for the fourth quarter and year ended December 31 2002.

•	4Q02 EBITDA rose 33% YoY to a record US$100 million from US$75 million in 4Q01, largely as a result of a 5.2% YoY growth in consolidated revenue and effective cost and expense controls. For 2002, EBITDA rose 9% YoY to US$299 million from US$274 million in 2001.

Javier Sarro, Chief Executive Officer of Grupo Elektra, commented: “Our strong operating performance is additional evidence that our business model can generate solid cash flow in any economic environment, delivering a record EBITDA for a fourth quarter under a still challenging retail environment. In 2002, our business model was enhanced with the start of Banco Azteca operations. This, coupled with our other key strengths enabled us to continue consolidating our leadership in the specialty retail segment.”

Mr. Sarro continued: “Facing 2003, we feel encouraged by the results of Banco Azteca which is up to a very promising start of operations in what is poised to be another success story for all our stakeholders.”

•	Banco Azteca, located inside each of our 821 Elektra, Salinas y Rocha and Bodega de Remates stores in Mexico, started operations on October 26th with Guardadito, its savings account program. In only eight weeks of operation, net deposits reached US$75 million as of December 31st, 2002, a 77% increase from initial net deposits transferred from Serfin. In addition, since December 1st, Banco Azteca started issuing its own consumer loans for durables. By year-end, its gross portfolio reached US$104 million.

“The results achieved by Guardadito during its first quarter of operation under our control are very positive. Additionally, the transition of the credit program to Banco Azteca was a smooth and efficient process, reinforcing our confidence that Banco Azteca will become a successful venture for Grupo Elektra “ stated Carlos Septién, CEO of Banco Azteca.

He concluded: “In the following months Banco Azteca will continue to build upon this excellent opportunity to further leverage Grupo Elektra’s existing infrastructure. It will do so by providing other financial products and services directed to the same target market that comprises Grupo Elektra’s large retail customer base, Mexico’s largest population segment and historically underserved by the banking and financial services industry.”

•	Going forward, Grupo Elektra will maintain its strategy to focus on productive assets.

“Our converted THE ONE stores were a strong contribution to our record results. Going forward, we will continue to closely monitor operations and businesses that do not meet our strict profitability standards and make swift and decisive corrections. We will optimize the use of our resources and place them where they can produce the best possible return to all our stakeholders.” commented Rodrigo Pliego, the company’s CFO.

4Q02 and 2002 Financial Highlights:

     In response to the feedback received from market participants and in order to enhance the transparency of our reports, we are presenting the results of Banco Azteca under the equity participation method. All figures and discussions detailed in this press release result from the application of this accounting method that provides a clearer overview of the separated results of our retail division and those of Banco Azteca.

			Change In					Change In

(Millions of Dollars)	4Q01	4Q02	$		%	2001	2002	$		%

Consolidated Revenues	$447	$470		$23.0	5%	$1,505	$1,594		$88.6	6%
Retail	$370	$385		$15.2	4%	$1,191	$1,275		$83.9	7%
Consumer Credit 2	$77	$85		$7.9	10%	$314	$319		$4.7	1%
Consolidated Gross Profit	$179	$197		$18.2	10%	$645	$675		$30.5	5%
Retail	$126	$123	-$	3.2	-3%	$411	$420		$8.9	2%
Consumer Credit 2	$53	$75		$21.3	40%	$234	$256		$21.6	9%
EBITDA	$75	$100		$24.8	33%	$274	$299		$25.0	9%
Operating Profit	$59	$78		$19.2	32%	$207	$217		$10.7	5%
Net Profit	$52	$36	-$	16.1	-31%	$116	$8	-$	107.8	-93%
EPS (Pesos per share) 1	$2.19	$1.45	-$	0.74	-34%	$4.89	$0.24	-$	4.66	-95%
EPS (US$ per ADR) 1	$0.85	$0.55	-$	0.29	-35%	$1.89	$0.08	-$	1.81	-96%

Amounts in millions of dollars except when said.

Currency amounts in Mexican Pesos (P$) are translated into US Dollars (US$) at an exchange rate of P$10.40 per US$.

1. Calculation based on 245,527,000 Elektra * (61,381,750 ADR equivalent) outstanding at December 31, 2001 and 238,281,000 Elektra * (59,570,250 ADR equivalent) outstanding at December 31, 2002.

2. Credimax Operations.

Comments on 4Q02 results:

     The 5.2% increase in total revenue was largely due to a 10.3% YoY increase in credit revenue, led by a strong performance of the Elektra store format, coupled with a 4.1% YoY increase in revenue of the retail division.

     Gross profit experienced a strong, 10.1% YoY increase thanks to the above mentioned revenue increases, effective cost controls and margin expansion in our credit division. The latter results from the application of the equity method, through which the provision for doubtful accounts has been generated at Banco Azteca since December 1st, 2002.

     The increase in sales, cost savings, and a 5.9% YoY reduction in operating expenses resulted in YoY increases of 32.9% and 32.4% in EBITDA and operating income, respectively.

     A strong operating performance was partially offset by US$39 million in comprehensive cost of financing for 4Q02, compared to US$20m in financing income for 4Q01. The past income was due to FX gains of US$9 million and US$16 million received from the no-exercise of the CASA option in that quarter. All of the above led to a net profit for the quarter of US$36 million.

     Comments on 2002 results:

     Total revenue increased 5.9%, largely due to a strong 7.7% increase in merchandise sales at our Elektra format, coupled with a 1.5% YoY increase in revenue in the consumer finance division.

     Gross profit increased 4.7% YoY thanks to the above mentioned revenue increases, cost controls and the positive effect on our credit margins resulting from the application of the equity method, through which the provision for doubtful accounts has been generated at Banco Azteca since December 1st, 2002. This positive effect was partially offset by relatively weak credit margins during the first half of 2002, which were due to the lengthening in average payment terms that started September, 2001. This lengthening increased the cost side as the company books upfront 100% of the provision. As expected, this was only a short-term effect.

     The above and a marginal 1.9% YoY increase in operating expenses resulted in year-on-year increases of 9.1% and 5.2% in EBITDA and operating income, respectively.

     A comprehensive cost of financing of US$111 million for the year, was almost three times higher than the US$38m financing cost reported in 2001. This was largely the result of FX losses of US$58 million, the US$9 million expense in other financial operations and the non-recurring US$16 million income received from the no-exercise of the CASA option in 2001.

     The increase in comprehensive cost of financing, coupled with a loss of US$30 from discontinued operations (THE ONE and Elektra operations in El Salvador and the Dominican Republic) led to a net profit of US$8 million for 2002.

1.0 Retail Operations

     During 2002, we enhanced our strategy based on the slogan “Nadie vende mas barato que Elektra ” or “Nobody undersells Elektra”. This strategy affects gross margins but should lead to increases in sales volumes Furthermore, the start-up of operations of Banco Azteca results in a retail operation that gets paid in cash immediately in all sales. This should lead to better cash flows for the retailer and the possibility to obtain better negotiations from suppliers. In turn this will allow us to effectively offer the best prices while at the same time offsetting the contraction in margins,

For details on the quarterly and yearly performance of Elektra, Salinas y Rocha and Bodega de Remates formats, products and services please see Annexes A through F of the adjunct file (“tríptico”).

The following are explanations of certain highlights.

     Telephones (Wireless Products and Services). We continue to grow revenue and, most importantly, gross profit in this increasingly important product line as we benefit from a broader selection of wireless products. During 3Q02, we started selling Telcel and Telefónica MoviStar handsets and air-time at our stores and completed a full rollout by year-end. We see a strong growth potential here because of the low penetration of telephony services in Mexico, especially among the company’s target market. Revenue increased 44% in the 4Q02 to Ps. 128.7 million from Ps. 89.2 million in 4Q01. Gross profit increased 66% to Ps. 47.7 million in 4Q02 from Ps. 28.8 million in 4Q01.

     During 2002, revenue increased 36% to Ps. 516.4 million from Ps. 378.3 million in 2001. Gross profit increased 40% to Ps. 147.1 million in 2002 from Ps. 105.1 million in 2001.

     Dinero en Minutos (Western Union) and Dinero Express. Building upon successful advertising and promotional campaigns, we increased the number of transactions in our US to Mexico electronic money transfer business by 40% to 904,000 during the quarter. This represents an amount transfered of $209 million dollars, an increase of 42% YoY which led revenue to increase 19% during 4Q02 to Ps. 94.2 million from Ps. 79.3 million in 4Q01. Gross profit increased 20% during 4Q02 to Ps. 92.5 million from Ps. 77.4 million in 4Q01.

     On a yearly basis, increased competition resulted in much lower commissions as compared to those prevalent in 2001. Revenue during 2002 decreased by 11% to Ps. 322.7 million from Ps. 362.6 million in 2001. Gross profit during 2002 decreased 10% to Ps. Ps. 315.9 million in 2002 from Ps. 351.4 million in 2001.

     We expect the positive trend experienced in this business during 4Q02 to continue during 2003.

     Revenue from our domestic transfer service Dinero Express increased 31% during 4Q02 to Ps. 56.4 million from Ps. 43.1 million in 4Q01. Revenue was bolstered by a 34% increase in the number of transfers from 581,000 to 776,000 in 4Q02. This represents an amount transferred of US$76 million dollars for 4Q02, an increase of 41% versus 4Q01.

     During 2002, revenue from Dinero Express increased 21% to Ps. 197.3 million.

     Computers, Peripherals and Accessories. During 4Q02 we increased our promotional efforts in this important line of products. However, revenue still decreased 33% in 4Q02 to Ps. 100.2 million from Ps. 149.7 million in 4Q01. Gross profit decreased 31% to Ps. 23.2 million in 4Q02 from Ps. 33.7 million in 4Q01. Gross margin was 23% in 4Q02, compared with 22.5% in 4Q01.

     Despite a weak performance during 4Q02, on a yearly basis we managed to increase revenue by 26% in 2002 to Ps. 441.9 million from Ps. 349.7 million in 2001. Gross profit increased 39% to Ps. 112.2 million in 2002 from Ps. 80.8 million in 2001. Gross margin was 25% in 2002, compared with 23% in 2001.

2.0 Banco Azteca Operations

2.1 Banco Azteca Consumer Loans

     Banco Azteca started issuing its own consumer loans for durables as of December 1st, 2002, while Credimax ceased to issue new consumer loans in Mexico on the same date after a smooth and efficient transition process. The outstanding portfolio of Credimax in Mexico will be extinguished during 2003, while we intend to maintain the outstanding credit portfolio and the new accounts generated in our operations in Guatemala, Honduras and Peru.

     The average term of the combined credit portfolio (Credimax + Banco Azteca) at the end of 4Q02 was 49 weeks, the same number reported in 3Q02 and an increase of 3 weeks from the 46 weeks at the end of 2001. Experience has confirmed that our clients are more concerned about the amount of weekly payments than in total cost. Therefore, extending terms makes financing more attractive, while securing a longer revenue stream for the company. This also responds to the competitive threat posed by the lengthening of credit terms from our main competitors.

     We closed 4Q02 with 2.155 million active credit accounts, compared to 1.803 million in 4Q01, an increase of 20%. Gross customer accounts receivable reached the equivalent of US$428 million, compared to US$441 million at the end of 4Q01. Out of these totals, Banco

Azteca had over 371,000 active credit accounts at the end of the year and a US$104 million credit portfolio. The collection rate of Banco Azteca remains at the same excellent historic level maintained by Grupo Elektra.

2.2 Banco Azteca Guardadito Savings Accounts

     The number of accounts since the transfer to Banco Azteca from Serfin increased 27% or 233,000 in only 8 weeks. More importantly, net deposits as of December 2002 increased 77% or Ps. 339 million since the transfer to close the year with Ps. 781 million.

The average balance per account increased 39% from Ps.515 to Ps.715 pesos in 4Q02. Meanwhile, the average amount per new accounts was Ps. 1,496.

3.0 Balance Sheet and CAPEX

For more details on our Balance Sheet please see page 3 of the adjunct file (“tríptico”).

     Total debt with cost was equivalent to US$488 million as of December 31st, 2002, with most of that debt placed long-term, compared with US$489 for the year-ago period.

     Net debt at the end of 4Q02 was equivalent of US$192 million, a 35% decrease compared to US$294 million at the end of 4Q01 as the result of our cash-accumulation strategy, with cash increasing by US$101 million or 52% YoY.

     Capital expenditures were US$23 million for 4Q02 and US$51 million for the year, principally for store openings and conversions.

     There were 83 store openings this quarter resulting from the conversions of the THE ONE stores (into 44 Elektra, 8 Salinas y Rocha and 31 Bodega de Remates). We also transferred the leases of 18 THE ONE stores to another clothing retailer and expect to finish the conversion process of the remaining THE ONE stores during 1Q03. Overall, there were 59 net store openings during the quarter, bringing the total number of stores to 885 as of the end of the 2002.

4.0 Extraordinary Items – Discontinued Operations

     We have reclassified net results from three businesses (THE ONE, operations in the Dominican Republic and operations in El Salvador), as well as the expenses related to the closing of those operations and the adjustment for the valuation at an asset realization value, in accordance with the accounting principle detailed in Bulletin A-7 of the Mexican Public Accountants Institute (IMCP), which sets Mexican accounting standards, in a line in our income statement called “Discontinued Operations”. Also in accordance with such bulletin, we have reclassified the financial results of December 31, 2001.

     The amounts shown in the Discontinued Operations line are as follows:

Amounts in millions of pesos as of December 31st, 2002

	4Q02	4Q01	2002	2001

Total	$4.4	($26.7)	($312.8)	($165.0)

5.0 Reporting Methodology: Equity Method vs. Consolidation

     In response to the feedback received from market participants and in order to enhance the transparency of our reports, we are presenting the results of Banco Azteca under the equity participation method.

     After thorough discussions and analyses conducted with our external auditors, we have opted to report the operations of Banco Azteca under the equity method. Management of Grupo Elektra believes that this method provides all its stakeholders with a clearer overview of the separated results of our retail division and those of Banco Azteca.

     Nonetheless, in order to ensure consistency with historic figures, we are providing the following summary of results under the consolidation method:

			Change In					Change In

(Millions of Dollars)	4Q01	4Q02	$		%	2001	2002	$		%

Consolidated Revenues	$447	$473		$25.9	6%	$1,505	$1,597		$91.4	6%
Retail	$370	$385		$15.2	4%	$1,191	$1,275		$83.9	7%
Consumer Credit 2	$77	$87		$10.7	14%	$314	$322		$7.6	2%
Consolidated Gross Profit	$179	$192		$12.5	7%	$645	$669		$24.8	4%
Retail	$126	$123	-$	3.2	-3%	$411	$420		$8.9	2%
Consumer Credit 2	$53	$69		$15.6	29%	$234	$250		$15.9	7%
EBITDA	$75	$91		$15.8	21%	$274	$290		$15.9	6%
Operating Profit	$59	$70		$10.4	18%	$207	$209		$1.9	1%
Net Profit	$52	$36	-$	16.1	-31%	$116	$8	-$	107.8	-93%
EPS (Pesos per share) 1	$2.19	$1.45	-$	0.74	-34%	$4.89	$0.24	-$	4.66	-95%
EPS (US$ per ADR) 1	$0.85	$0.55	-$	0.29	-35%	$1.89	$0.08	-$	1.81	-96%

Amounts in millions of dollars except when said.

Currency amounts in Mexican Pesos (P$) are translated into US Dollars (US$) at an exchange rate of P$10.40 per US$.

1.     Calculation based on 245,527,000 Elektra * (61,381,750 ADR equivalent) outstanding at December 31, 2001 and 238,281,000 Elektra * (59,570,250 ADR equivalent) outstanding at December 31, 2002.

2.     Credimax + Banco Azteca operations

     Main Differences between the Equity and Consolidation Method

     Net profit under both the equity and consolidation method, is the same. Main differences, resulting from the consolidation of results from Banco Azteca, are the following:

     For 4Q02 results:

•	Total revenue of $470 million under the equity method becomes total revenue of US$473 million, resulting in a 6% YoY increase.

•	Gross profit of $197 million under the equity method becomes gross profit of US$192 million, resulting in a 7% YoY increase.

•	EBITDA of $100 million under the equity method becomes EBITDA of US$91 million, resulting in a 21% YoY increase.

•	Operating profit of $78 million under the equity method becomes operating profit of US$70 million, resulting in an 18% YoY increase.

     For 2002 results:

•	Total revenue of $1,594 million under the equity method becomes total revenue of US$1,597 million, resulting in a 6% YoY increase.

•	Gross profit of $675 million under the equity method becomes gross profit of US$669 million, resulting in a 4% YoY increase.

•	EBITDA of $299 million under the equity method becomes EBITDA of US$290 million, resulting in a 6% YoY increase.

•	Operating profit of $217 million under the equity method becomes operating profit of US$209 million, resulting in a 1% YoY increase.

     We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, money transfers, extended warranties and savings accounts.

Investor and Press Inquiries:

Esteban Galíndez, CFA Director of Investor Relations Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Bernardo Bouffier Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 bbouffier@elektra.com.mx